AEM SPA

RECEIVED

2005 MAR -1 P 2:2?

OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-4911

N.

(da citare nella risposta)

AFG/SES/48/2005/MAN

05006123

BY COURIER

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

February 23, 2005

SUPPL

Attention: Special Counsel, Office of International Corporate Finance

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of Press release.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

Very truly yours,

Maria Angela Nardone
Company Secretary

PROCESSED
MAR 04 2005
THOMSON FINANCIAL

3/4

Encl.

AEM S.P.A.
20122 Milano - Corso di Porta Vittoria, 4 - Tel. +39 027720.1 - Fax +39 027720.3920
Capitale Sociale € 936.024.648,00 i.v. - Codice fiscale, Partita IVA e numero di iscrizione nel Registro Imprese di Milano 11957540153
Codice V.A.T. IT 11957540153 - www.aem.it - aem@aem.it

Cod.5968117 - 3.2004

FILE NO. 82-4911

AEM SPA

PRESS RELEASE

AEM SpA acquires a 30% stake in the Ecodeco Group with a call option on the entire capital

AEM SpA acquires a 30% stake in the Ecodeco Group, active in WTE and waste treatment and disposal in Italy and abroad.

Milan, 23rd February 2005. Today, AEM SpA signed a preliminary agreement for the acquisition of a 30% stake in Ecodeco srl, the industrial holding company for the Ecodeco Group that operates in Italy, Great Britain and Spain in waste treatment and disposal, as well as waste to energy (WTE).

It is expected that the operation will be concluded in March, conditional upon receiving authorisation from the Antitrust Authority.

The value of the acquisition is equivalent to Euro 69 million, which will be paid by AEM, partly through the transfer of 7.9 million of its own shares, whilst the remainder will be paid through AEM's subscribing to an increase in share capital reserved to the latter, for a sum equivalent to Euro 55 million.

The terms of the agreement grant AEM a call option that relates to the entire share capital of Ecodeco srl, which will be taken up at pre-established dates during the triennial period from 2006 to 2008. The cost of exercising this option will be calculated on the basis of the economic results achieved by the company.

On the basis of the Ecodeco Group's preliminaries, it is estimated that revenues and gross operating margin (EBITDA) will amount to approximately Euro 115 million and Euro 27 million, respectively. Net debt is estimated around Euro 110 million.

With the plants and initiatives started in 2004 fully operative, the 2005 budget foresees an increase in EBITDA to approximately Euro 45 million, and a reduction in net debt to approximately Euro 80 million.

FILE NO. 82-4911

Moreover, the Ecodeco Group has recently developed and patented an innovative process for the treatment of solid urban waste using ITS (Intelligent Transfer Stations or ITS®). These ITS plants have aroused a considerable degree of interest in Italy and abroad. They can be linked to electricity generation using fuel derived from waste, which is in turn produced by the ITS® plants' bio-desiccation process. This type of electricity is acknowledged as renewable and therefore eligible for green certificates.

The Ecodeco Group has now set up 7 ITS® plants in the north of Italy, 6 of which are directly managed by companies in the Group, and its portfolio contains a considerable number of work orders to be carried out in England and Spain. There is also potential scope for its development in Scotland, Ireland and Belgium.

AEM and Ecodeco are both at the forefront of Lombard entrepreneurial culture. They both carry out research and use renewable energy sources.

The two Groups can be distinguished from one another in terms of the time they have been operative, and therefore the scale of their operations also differ from one another. Yet, it is precisely their diversity that has forged their complementariness, as AEM's consolidated position may sustain the rapid and innovative expansion of Ecodeco.

For more information:
Investor Relations
Tel. 027720.3879
ir@aem.it

AEM SPA

FILE NO. 82-4911

PRESS RELEASE

Letter of interest for the acquisition of a minority stake in Italenergia Bis SpA submitted to EdF
Letter of Intent signed with "Newco Emilia"

Milan, 21st February 2005. Today AEM has submitted a non-binding letter of interest to Eléctricité de France for the acquisition of a minority stake in Italenergia Bis SpA. In the forthcoming weeks AEM will assess the possibility of formulating a binding offer relating to this acquisition.

To this end a Letter of Intent has been signed by and between the companies AGAC SpA (ReggioEmilia), AMPS SpA (Parma) and Tesa Piacenza SpA., which will merge to form "NewCo Emilia", in order to assess the possibility of jointly formulating this offer.

Italenergia Bis holds the majority stake in Edison SpA, a Milan-based company operative in the generation and sale of electrical energy and in the production and sale of natural gas, sectors in which also AEM operates.

For more information:

AEM SpA

Investor Relations
Tel. +390277203879
ir@aem.it

AEM SpA
Media Relations Department
Tel. +390277203093
ufficiostampa@aem.it
www.aem.it